UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended July 2026

Commission File No. 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

On July 15, 2026, Huachen AI Parking Management Technology Holding Co., Ltd , a Cayman Islands exempted company (the “Company”), entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”) relating to the issuance and sale of an aggregate of 7,000,000 Class A ordinary shares (the “Purchased Shares”), par value $0.0000375 per share, of the Company (the “Class A Ordinary Shares”), at US$1.552 per share, for a total purchase price of US$10,864,000 (the “Purchase Price”), payable in cash.

The Company received the Purchase Price on July 17, 2026 and issued the Purchased Shares on July 17, 2026. The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement Dated July 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd,

Date: July 17, 2026	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title	Chief Executive Officer

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